NSAR Item 77E - BlackRock Credit Allocation Income Trust II ("PSY")

Curbow Litigation

On July 27, 2010, Roy Curbow and other shareholders of PSY filed a purported derivative action in the Supreme Court of the State of New York, New York County.  The complaint named BlackRock Advisors, LLC, BlackRock, Inc. and certain of the board members, officers and portfolio managers of PSY as defendants.  The complaint alleged, among other things, that the defendants breached fiduciary duties owed to PSY and its common shareholders and committed waste by redeeming PSY's auction preferred shares at their liquidation preference. The complaint sought unspecified damages for losses purportedly suffered by PSY as a result of the prior redemptions and injunctive relief preventing PSY from redeeming auction preferred shares at their liquidation preference in the future and awarding the plaintiffs the costs and disbursements of this action, including reasonable attorneys', accountants' and experts' fees and expenses.  The plaintiffs in the Curbow Action previously moved to preliminarily enjoin BlackRock Credit Allocation Income Trust IV (BTZ) and PSY from redeeming their outstanding auction preferred shares and, on December 23, 2010, the Court denied that motion.

On March 15, 2012, the Supreme Court of the State of New York, New York County, entered an order consolidating the above-referenced derivative action with another derivative action pending in the same court and alleging substantially identical claims.  The court on March 15, 2012 also authorized plaintiffs to file a consolidated amended complaint.  On April 16, 2012, the Plaintiffs filed a Consolidated Shareholder Derivative Complaint.  Defendants' response to the Consolidated Shareholder Derivative Complaint is due June 29, 2012.

Wachtel Litigation

On June 3, 2011, Hinda Wachtel commenced a putative class action against PSY, certain former and current Directors of PSY, BlackRock, Inc. and certain other financial institutions in the Circuit Court for Baltimore City.  The complaint alleged that the redemptions at par of certain auction preferred shares issued by PSY constituted a breach of the fiduciary duties purportedly owed to the common shareholders of PSY; that PSY allegedly aided and abetted breaches of fiduciary duties by the Directors; and that PSY, BlackRock, Inc., and others were unjustly enriched.  The Complaint sought, among other things, an award of unspecified compensatory damages.  One June 5, 2012, plaintiff voluntarily dismissed the complaint without prejudice.

842041.01-New York Server 6A MSW - Draft June 20, 2012 - 4:25 PM